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Exhibit 99.1

                  AMENDED CAUTIONARY STATEMENT FOR PURPOSES OF
                       THE "SAFE HARBOR" PROVISIONS OF THE
                PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

From time to time, Cyrk, Inc ("Cyrk") may provide forward-looking information such as forecasts of expected future performance or statements about Cyrk's plans and objectives. This information may be contained in filings with the Securities and Exchange Commission, press releases or oral statements by the officers of Cyrk. Cyrk desires to take advantage of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is including this
Exhibit 99.1 in this Form 10-Q in order to do so.

Cyrk wishes to caution readers that the following important factors, among others, in some cases have affected, and in the future could affect, Cyrk's actual results and could cause Cyrk's actual consolidated results for Cyrk's current quarter and beyond to differ materially from those expressed in any forward-looking statements made by, or on behalf of, Cyrk.

DEPENDENCE ON PRINCIPAL CUSTOMERS

In recent years, our business has been heavily dependent on purchases of promotional products by our key customers including Philip Morris Incorporated, ("Philip Morris") and by the sales of licensed products of other key customers including Ty Inc. We expect our Ty-related business in 2000 to be significantly less than our 1999 volume of Ty-related business. Additionally, the business of our subsidiary, Simon Marketing, Inc., is heavily dependent on purchases of promotional products and services by McDonald's Corporation ("McDonald's") or its franchisees for which it receives an annual fee. Our business, sales and results of operations will be materially adversely affected by a loss of Philip Morris, McDonald's or Ty Inc. or a significant reduction in their level of purchases from us without an offsetting increase in purchases by new or other existing customers.

LIMITED CUSTOMER COMMITMENTS

As is generally the case with our other promotional product customers, our agreements with Philip Morris and McDonald's do not require them to make a certain level of purchases. Instead, purchase commitments are represented by purchase orders placed by the customers from time to time during the course of a promotion. The actual level of purchases by Philip Morris, McDonald's and other promotional products customers depends on a number of factors, including the duration of the promotion and consumer redemption rates. Purchase orders are generally subject to cancellation with limited penalty. Consequently, our level of net sales is difficult to predict accurately and can fluctuate greatly from quarter to quarter.


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PROMOTIONAL PRODUCT DEMAND

Our business is driven by the spending of companies to promote their corporate identities and brand name products. If the demand for brand name products diminishes or if our customers decrease their use of promotional product programs to promote their corporate identities and brands, our business will be materially adversely affected. In addition, our relationship with many of our promotional products customers has been limited to the sourcing of products being offered or sold by the customer in connection with a single promotional program. There can be no assurance that such customers will continue to use us to source products for future promotional programs.

LICENSED PRODUCT DEMAND

Our business is also driven by the retail demand for licensed products. Typically, our licenses are with well recognized, prominent companies that seek to extend their brand recognition through licensed programs. The success of the licensed products depends on the popularity of the licensed properties as well as the popularity of the licensed products. We spend substantial resources in obtaining licenses and developing and manufacturing licensed products including taking large inventory positions required for the introduction of these products into the retail channel of distribution. Our business, sales and results of operations may be materially adversely affected if the licensed products or the licensed properties on which these products are based are less popular than we anticipate or fail to sell into and/or through the retail channel of distribution.

COMPETITION

The promotional products industry is highly fragmented and competitive, and some of our competitors have substantially greater financial and other resources than we do. We also compete with the services of in-house advertising, promotional products and purchasing departments and with designers and vendors of single or multiple product lines. Philip Morris and certain of our other customers seek competitive bids for their promotional programs. Our profit margin depends, to a great extent, on our competitive




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position when bidding and our ability to continually decrease product costs after being awarded bids. Competition is not expected to abate and thus will continue to exert pressure on our profit margin in the future.

ASIAN ECONOMIC PROBLEMS

The majority of our net sales in recent years have been attributable to products manufactured by subcontractors located in Asia. We have no long-term contracts with these manufacturing sources and often compete with other companies for production facilities and import quota capacity. In addition, many Asian manufacturers require that a letter of credit be posted at the time a purchase order is placed. There can be no assurance that we will continue to have the necessary credit facilities in order to post such letters of credit. Our business is subject to the risks normally associated with conducting business abroad, such as:

     -    foreign government regulations;

     -    political unrest;

     -    disruptions or delays in shipments;

     -    fluctuations in foreign currency exchange rates; and

     - changes in economic conditions in countries in which our manufacturing sources are located.

If any such factors were to render the conduct of our business in a particular country undesirable or impractical, or if our current foreign manufacturing sources were to cease doing business with us for any reason, our business, sales and operating results could be materially adversely affected.

IMPORTS AND IMPORT RESTRICTIONS

The importation of products manufactured in Asia is subject to the constraints imposed by bilateral agreements between the United States and substantially all of the countries from which we import goods. These agreements impose quotas that limit the quantity of certain types of goods, including textile products imported by us, which can be imported into the United States from those countries. These agreements also allow the United States to impose, under certain conditions, restraints on the importation of categories of merchandise that, under the terms of the agreements, are not subject to specified limits.

Our continued ability to source products through imports may be harmed by:

     -    additional bilateral and multilateral agreements;

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     -    unilateral trade restrictions;

     -    significant decreases in import quotas;

     - the disruption of trade from exporting countries as a result of political instability; or

     - the imposition of additional duties, taxes and other charges or restrictions on imports.

Products imported by us from China currently receive the same preferential tariff treatment accorded goods from countries granted permanent "normal trade relations". However, the annual renewal by Congress of normal trade relations with China has been a contentious political issue for several years and there can be no assurance that such relations will be continued. If China were to lose its grant of normal trade relations with the U.S., goods imported from China would be subject to significantly higher duty rates which would increase the cost of goods from China and could materially harm our business.

EFFECT OF INDUSTRY CONDITIONS FACING CYRK'S CUSTOMERS

Our business is heavily dependent on the promotional budgets of our customers, which in turn are influenced by industry conditions and other factors. Accordingly, industry conditions faced by Philip Morris in particular and conditions in the tobacco industry in general are expected to impact our business. There can be no assurance that these conditions will not lead to a reduction in advertising and promotional spending by Philip Morris, or that Philip Morris will not change its advertising and promotional strategy in a manner that reduces the use of promotional programs such as the Marlboro Adventure Team, Country Store and Unlimited promotions. A significant reduction in spending by Philip Morris on promotional product programs without an offsetting increase in purchases by existing or new customers will materially adversely affect our business, sales and results of operations.

For example, on November 23, 1998, certain tobacco companies, including Philip Morris, entered into a settlement agreement with 46 states and five United States territories that effectively ended the lawsuits brought by the states against the tobacco industry over public-health costs connected with smoking. Beginning on July 1, 1999, this settlement prohibits the use of brand names by tobacco companies in connection with promotional programs relating to tobacco products. The settlement agreement, however, does not prohibit the use of Philip Morris's corporate name in promotional programs. Due to the restrictions on the use of tobacco brand names and the other limitations imposed by the settlement agreement on the tobacco industry, the settlement agreement could materially and adversely affect our sales to Philip Morris which in turn could materially harm our business and results of operations.

The settlement agreement does not affect the ability of private litigants to sue the tobacco industry, and several private lawsuits and class actions are currently pending in state and federal courts. Adverse judgments in these or other actions could result in a reduction or change in spending by Philip Morris on promotional product programs which in turn could materially harm our business and results of operations. For instance, on July 14, 2000, a Florida jury awarded a record $145 billion judgment against the world's leading tobacco companies in favor of sick smokers in that state, nearly $74 billion of which is to be paid by Philip Morris.

The United States Food and Drug Administration, or the FDA, had issued final regulations with respect to promotional programs relating to tobacco products. These regulations had, among other things, banned:

     - gifts based on proof of purchase of tobacco products or redeemable coupons;

     - the use of tobacco brand names or any other indices of tobacco brand identification on non-tobacco products (e.g. T-shirts, hats, other clothing, gym bags and trinkets); and

     -    brand-name sponsorship of sporting events, concerts and other events.

On March 22, 2000, the Supreme Court ruled that the FDA does not have jurisdiction to regulate tobacco products due to a lack of a clear Congressional mandate. If Congress acts either (1) to delegate to the FDA the power to regulate tobacco products, or (2) to regulate tobacco products through another vehicle, such action may result in a reduction or change in spending by Philip Morris on promotional product programs which in turn could materially harm our business and results of operations.

DEPENDENCE ON KEY PERSONNEL

We are dependent on several key personnel, including Patrick D. Brady and Allan
I. Brown, our Co-Chief Executive Officers and Co-Presidents. The loss of the services of either of them could harm our business. In addition, our continued success also depends upon our ability to retain and attract skilled design, marketing and management personnel. The loss of one or several members of such personnel could have a material adverse effect on our business.

INTEGRATION OF SUBSIDIARIES AND CORPORATE RESTRUCTURING

We recently announced a corporate restructuring to consolidate our Corporate Promotions Group and Custom Product & Licensing Group into one business unit. No assurances can be made that we will be able to successfully integrate the operations, personnel, technologies, products, marketing efforts and information systems of these two groups, or that the expected benefits of this restructuring will ever be realized. The restructuring may divert management's efforts from other aspects of our business.

The successful integration of our operations with those of Marketing Incentives ("MI"), which we acquired in 1996, and Tonkin, Inc. ("Tonkin"), which we acquired in 1997, requires the coordination of the respective product and promotional offerings and related sales, marketing, development, administrative activities, and information systems of us, MI and Tonkin. In addition, our integration efforts may direct management's efforts from other business concerns. There can be no assurance that we will be able to successfully integrate us, MI and Tonkin, or that the expected benefits of these business combinations will ever be realized.

ACQUISITIONS, INVESTMENTS, STRATEGIC ALLIANCES OR OTHER ALTERNATIVES

We may acquire or invest in other businesses which are complementary to our business or enter into strategic alliances with such businesses, or explore other strategic alternatives




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for Cyrk. In addition, the Company has made and may continue to make venture investments. There can be no assurance that any current or future acquisition, strategic or venture investment or strategic alliance or strategic alternative will result in long-term benefits. If we are not successful in our acquisitions, investments or alliances or any other financial or strategic alternatives, our business and operating results in the future may be harmed.

The Internet venture investments are subject to all the risks inherent in the Internet marketplace and are further subject to valuation volatility of this sector within the investment community. In addition, the early stage Internet companies have a high degree of dependence on ready access to the capital markets and, as such, are highly vulnerable to the pace and scale of change in the capital markets.

CYRK'S INTERNET OPERATIONS

We have recently announced the formation of a new subsidiary to manage our current Internet operations. The success of this subsidiary will be subject to the risks inherent in our business as set forth in this Cautionary Statement and will also be dependent upon the widespread acceptance and use of the Internet as an effective medium for commerce. There can be no assurances that this acceptance and use will develop, or that it will develop in the marketing and promotional products sector. Additionally, the development of our business on the Internet involves a number of factors, including the growth of the number of users, concerns about systems and transaction security, continued development of technological infrastructure, increasing governmental regulation of the Internet, rapid technology changes rendering existing technology obsolete, the possibility of system downtime and/or failure due to technological or other factors beyond our control, and the fact that legal standards relating to intellectual property rights in Internet-related business are uncertain and evolving. We are currently facing all of these challenges to some degree, and we have not yet established our ability to meet them. Accordingly, there can be no assurances that we will be successful with our Internet presence, and thus we might not ever realize any benefits from this new subsidiary.